Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Administrator
M/I Homes, Inc. 401(k) Profit Sharing Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-169074, 333-40256 and 333-225669) on Form S-8 of the M/I Homes, Inc. of our report dated June 21, 2019, with respect to the statements of net assets available for benefits as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related supplemental schedule as of December 31, 2018, which report appears in the annual report on Form 11-K of the M/I Homes, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2018.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio
June 21, 2019